SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549


                                    FORM 12b-25

                                                 Commission File Number 0-14234


                            NOTIFICATION OF LATE FILING


(Check One):  |X|Form 10-K   |_|  Form 11-K   |_|  Form 20-F    |_|  Form 10-Q

For Period Ended: April 30, 1999                              _____

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:                                  ___

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________



                         Part I. Registrant Information


Full name of registrant: KINGS ROAD ENTERTAINMENT, INC.
Former name if applicable

Address of principal executive office (Street and number)
                               1901 Avenue of the Stars, Suite 1545
City, State and Zip Code  Los Angeles, California 90067


                         Part II. Rule 12b-25 (b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

    A foreign affiliate of the registrant, whose financial information is required for the completion of the registrant's Form 10-KSB, has not yet completed its financial statements.


                           Part IV. Other Information


     (1) Name and telephone number of person to contact in regard to this notification

               Joseph L. Cannella      (212)             826-2000
________________________________________________________________________________
                    (Name)          (Area code)      (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes   |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes   | | No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended April 30, 1999, the operating results as compared to the year ended April 30, 1998 decreased by approximately $353,000 due to decreased revenue generated by the registrant's film library.

     In addition, a substantial interest charge of approximately $427,000 will be recognized in 1999 for a conversion feature, beneficial to the note holder, relating to a convertible note issued during the year.

     Preliminary,  the  registrant's  results of operation  will be decreased by
     approximately   $780,000   compared  to  last  fiscal  year's   results  of
     operations.

     The foregoing quantified results do not include the accounting which will likely apply for the equity interests in the foreign affiliate's results of operations. These results of operations may have a material adverse impact on the registrant's results of operations.



                        KINGS ROAD ENTERTAINMENT, INC.
________________________________________________________________________________
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   July 28, 1999                            By /s/
                                                --------------------------------
                                                Christopher Trunkey,
                                                Chief Financial Officer



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